Exhibit 99.1

CUIT 30-70496280-7

January 28, 2014

To: Comisión Nacional de Valores (National Securities Exchange Commission)

Re: Grupo Financiero Galicia S.A. – Class V Notes for up to $ 120,000,000 (up to $ 180,000,000)

To Whom it May Concern:

We are writing regarding the Class V notes of Grupo Financiero Galicia S.A. (the “Company”) for up to $ 120,000,000 (with the capacity to increase debt exposure up to $ 180,000,000) that will be issued in two series, Series I (“Series I Notes”) and Series II (“Series II Notes”), under the Global Program of short, mid- and/or long-term Notes, and are non-convertible into shares for a maximum outstanding face value of up to $ 100,000,000 or the equivalent thereof in another currency (the “Global Program”).

As such, following the finalization of the subscription period in respect of the same, the Company will issue $ 180,000,000 of its Series I and Series II Notes.

The Series I and Series II Notes will be issued with the following specifics:

Series I Notes:

1.	Principal Amount: $ 101,800,000

2.	Date of issuance: January 30, 2014

3.	Cutting Margin: 4.25% of face value

4.	Maturity Date: July 31, 2015

5.	Payment of Principal: The aggregate principal amount of the Series I Notes will be paid in one lump-sum on July 31, 2015.

6.	Payment of Interest: Interest on the Series I Notes will be payable on April 30, 2014; July 31, 2014; October 31, 2014; January 31, 2015; April 30, 2015 and July 31, 2015.

Series II Notes:

1.	Principal Amount: $ 78,200,000

2.	Date of issuance: January 30, 2014

3.	Cutting Margin: 5.25% of face value

4.	Maturity Date: January 31, 2017

5.	Payment of Principal: The aggregate principal amount of the Series II Notes will be paid in one lump-sum on January 31, 2017.

CUIT 30-70496280-7

6.	Payment of Interest: Interest on the Series II Notes will be payable on April 30, 2014; July 31, 2014; October 31, 2014; January 31, 2015; April 30, 2015; July 31, 2015; October 31, 2015; January 31, 2016; April 30, 2016; July 31, 2016; October 31, 2016 and January 31, 2017.

Yours faithfully,

A. Enrique Pedemonte Authorized – Attorney-at-law Grupo Financiero Galicia

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.